InterOil Corporation Management Discussion and Analysis For the Quarter ended March 31, 2010 May 12, 2010

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS	2
OIL AND GAS DISCLOSURES	3
INTRODUCTION	4
BUSINESS STRATEGY	4
OPERATIONAL HIGHLIGHTS	5
SELECTED ANNUAL FINANCIAL INFORMATION AND HIGHLIGHTS	6
QUARTER IN REVIEW	10
LIQUIDITY AND CAPITAL RESOURCES	17
RISK FACTORS	24
CRITICAL ACCOUNTING ESTIMATES	24
NEW ACCOUNTING STANDARDS	24
NON-GAAP MEASURES AND RECONCILIATION	26
PUBLIC SECURITIES FILINGS	28
DISCLOSURE CONTROLS AND PROCEDURES	28
GLOSSARY OF TERMS	28

The following Management Discussion and Analysis (“MD&A”) should be read in conjunction with our audited annual consolidated financial statements and accompanying notes for the year ended December 31, 2009 and our unaudited interim financial statements and accompanying notes for the quarter ended March 31, 2010.  The MD&A was prepared by management and provides a review of our performance in the quarter ended March 31, 2010, and of our financial condition and future prospects.

Our financial statements and the financial information contained in this MD&A have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and are presented in United States dollars (“USD”) unless otherwise specified.  References to “we,” “us,” “our,” “Company,” and “InterOil” refer to InterOil Corporation and/or InterOil Corporation and its subsidiaries as the context requires.  Information presented in this MD&A is as at March 31, 2010 and for the quarter ended March 31, 2010, unless otherwise specified.

Management Discussion and Analysis INTEROIL CORPORATION	1

FORWARD-LOOKING STATEMENTS

This MD&A contains “forward-looking statements” as defined in U.S. federal and Canadian securities laws.  Such statements are generally identifiable by the terminology used such as “may,” “plans,” “believes,” “expects,” “anticipates,” “intends,” “estimates,” “forecasts,” “budgets,” “targets” or other similar wording suggesting future outcomes or statements regarding an outlook.  We have based these forward-looking statements on our current expectations and projections about future events.  All statements, other than statements of historical fact, included in or incorporated by reference in this MD&A are forward-looking statements.  Forward-looking statements may include, without limitation; plans for our exploration (including drilling plans) and other business activities and results therefrom; the construction of a proposed LNG plant and condensate stripping facility in Papua New Guinea; the development of such LNG plant and stripping facility; the commercialization and monetization of any resources; whether sufficient resources will be established; the likelihood of successful exploration for gas and gas condensate; the potential discovery of any commercial quantities of oil; cash flows from operations; sources of capital; operating costs; business strategy; contingent liabilities; environmental matters; and plans and objectives for future operations; the timing, maturity and amount of future capital and other expenditures.

Many risks and uncertainties may affect the matters addressed in these forward-looking statements, including but not limited to:

•	our ability to finance the development of an LNG and condensate stripping facility;
•	the uncertainty in our ability to attract capital;
•	the uncertainty associated with the regulated prices at which our products may be sold;
•	the inherent uncertainty of oil and gas exploration activities;
•	potential effects from oil and gas price declines;
•	the availability of crude feedstock at economic rates;
•	our ability to timely construct and commission our LNG and condensate stripping facility;
•	the implementation of a new ERP system could cause a financial statement error not to be detected;
•	difficulties with the recruitment and retention of qualified personnel;
•	losses from our hedging activities;
•	fluctuations in currency exchange rates;
•	the uncertainty of success in pending lawsuits and other proceedings;
•	political, legal and economic risks in Papua New Guinea;
•	our ability to meet maturing indebtedness;
•	stock price volatility;
•	landowner claims and disruption;
•	compliance with and changes in foreign governmental laws and regulations, including environmental laws;
•	the inability of our refinery to operate at full capacity;
•	the impact of competition;
•	the margins for our products;
•	inherent limitations in all control systems, and misstatements due to errors that may occur and not be detected;
•	exposure to certain uninsured risks stemming from our operations;
•	contractual default;.
•	payments by our exploration partners;
•	interest rate risk;
•	weather conditions and unforeseen operating hazards;
•	the impact of legislation regulating emissions of greenhouse gases on current and potential markets for our products;
•	the impact of our current debt on our ability to obtain further financing;
•	the adverse effects from importation of competing products contrary to our legal rights; and
•	law enforcement difficulties.

Management Discussion and Analysis INTEROIL CORPORATION	2

Forward-looking statements and information are based on our current beliefs as well as assumptions made by, and information currently available to, us concerning anticipated financial conditions and performance, business prospects, strategies, regulatory developments, the ability to attract joint venture partners, future hydrocarbon commodity prices, the ability to obtain equipment in a timely manner to carry out development activities, the ability to market products successfully to current and new customers, the effects from increasing competition, the ability to obtain financing on acceptable terms, and the ability to develop reserves and production through development and exploration activities. Although we consider these assumptions to be reasonable based on information currently available to us, they may prove to be incorrect.

Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of the assumptions could be inaccurate, and, therefore, we cannot assure you that the forward-looking statements will eventuate.  In light of the significant uncertainties inherent in our forward-looking statements, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives and plans will be achieved.  Some of these and other risks and uncertainties that could cause actual results to differ materially from such forward-looking statements are more fully described under the heading “Risk Factors” in our 2009 Annual Information Form.

Furthermore, the forward-looking information contained in this MD&A is made as of the date hereof, unless otherwise specified and, except as required by applicable law, we will not update publicly or revise any of this forward-looking information.  The forward-looking information contained in this MD&A is expressly qualified by this cautionary statement.

OIL AND GAS DISCLOSURES

We are required to comply with Canadian Securities Administrators’ National Instrument 51-101 Standards for Disclosure of Oil and Gas Activities (“NI 51-101”), which prescribes disclosure of oil and gas reserves and resources.  GLJ Petroleum Consultants Ltd., an independent qualified reserve evaluator based in Calgary, Canada, has evaluated our resources data as at December 31, 2009 in accordance with NI 51-101 and is summarized in our 2009 Annual Information Form available at www.sedar.com.  We do not have any reserves, including proved reserves, as defined under NI 51-101 or as per the guidelines set by the United States Securities and Exchange Commission (“SEC”) under ASC Topic 932, as at March 31, 2010.

The SEC permits oil and gas companies, in their filings with the SEC, to disclose only proved, possible and probable reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions.  We include in this MD&A information that the SEC’s guidelines generally prohibit U.S registrants from including in filings with the SEC.  Investors are urged to consider closely the disclosure in the Company’s Form 40-F dated March 1, 2010, available at www.sec.gov.

All calculations converting natural gas to crude oil equivalent have been made using a ratio of six mcf of natural gas to one barrel of crude equivalent.  Barrels of oil equivalent may be misleading, particularly if used in isolation.  A barrel of oil equivalent conversion ratio of six mcf of natural gas to one barrel of crude oil equivalent is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Management Discussion and Analysis INTEROIL CORPORATION	3

INTRODUCTION

We are developing a vertically integrated energy company in Papua New Guinea and the surrounding region.  Our operations are organized into four major segments:

Segments	Operations

Upstream
Exploration and Production – Explores for and appraises potential natural gas and oil structures in Papua New Guinea with a view to commercializing our discoveries.  Such discoveries to date have been made in the Elk and Antelope fields and our current commercialization efforts involve the development of a proposed condensate stripping facility and development of gas production facilities for liquefied natural gas.

Midstream
Refining – Produces refined petroleum products at Napa Napa in Port Moresby, Papua New Guinea for the domestic market and for export.

Liquefaction – Developing proposed onshore and/or offshore floating liquefied natural gas processing facilities in Papua New Guinea.

Downstream	Wholesale and Retail Distribution – Markets and distributes refined petroleum products domestically in Papua New Guinea on a wholesale and retail basis.

Corporate
Corporate – Provides support to the other business segments by engaging in business development and improvement activities and providing general and administrative services and management, undertakes financing and treasury activities, and is responsible for government and investor relations.  General and administrative and integrated costs are recovered from business segments on an equitable basis. Our corporate segment results also include consolidation adjustments.

BUSINESS STRATEGY

Our business strategy is to develop a vertically integrated energy company in Papua New Guinea and surrounding regions, focusing on niche market opportunities which provide financial rewards for our shareholders, while being environmentally responsible, providing a quality working environment and contributing positively to the communities in which InterOil operates.  A significant element of that strategy is to establish and produce gas and condensate reserves and develop liquefaction and condensate stripping facilities in Papua New Guinea.  The produced LNG would be exported overseas, whilst we plan to use the condensate as feedstock for our refinery.

InterOil plans to achieve this strategy by:

•	Developing our position as a prudent and responsible business operator
•	Enhancing the refining and distribution business
•	Maximizing the value of our exploration assets
•	Building an export gas liquefaction business
•	Positioning ourselves for long term success

Further details of our business strategy can be found under the heading “Business Strategy” in our 2009 Annual Information Form available at www.sedar.com.

Management Discussion and Analysis INTEROIL CORPORATION	4

OPERATIONAL HIGHLIGHTS

Summary of operational highlights

A summary of the key operational matters and events for the quarter, for each of the segments is as follows:

Upstream
•	On February 4, 2010, we completed logging in the vertical section of the Antelope-2 well after reaching total depth on January 30, 2010.
•
On February 5, 2010, we commenced operations to drill a horizontal sidetrack within the Antelope-2 wellbore in order to further evaluate the lateral variability, condensate ratio and flow capacity of the lower interval of the reservoir. On March 16, 2009 we encountered mechanical issues while drilling the sidetrack which resulted in the 90 degree angle build section of the Antelope-2 well needing to be re-drilled.

•
On February 9, 2010, we announced the purchase of our second drilling rig, currently located in New Zealand, for approximately $4.5 million.  We have contracted for the rig to be transported to PNG during the second quarter of 2010.

•	On February 16, 2010, GLJ Petroleum Consultants, our independent resource evaluator provided an updated resource estimate for the Elk and Antelope fields.
•
Subsequent to quarter end, the Pre Front End Engineering and Design (“Pre-FEED”) analysis for the proposed Condensate Stripping Project was completed and on April 15, 2010 we entered into a preliminary works joint venture and preliminary works financing agreement with Mitsui & Co. relating to our proposed condensate Stripping venture for the Elk and Antelope fields.

•
During the quarter ended March 31, 2010, the development seismic program was completed over the Antelope structure.  This work consisted of 100 km of 2D acquisition to further define the Antelope structure to select the location of the development wells on the field.

Midstream – Refining
•
Total refinery throughput for the quarter ended March 31, 2010 was 25,971 barrels per operating day, as compared with 22,616 barrels per operating day for the same period of 2009.  During the quarter ended March 31, 2010 and 2009, the refinery was shutdown for 22 days and 14 days, respectively.

•	Capacity utilization for the quarter, based on 36,500 barrels per day operating capacity, was 54% as compared to 52% in the same quarter of 2009.

Midstream – Liquefaction
•
We have continued the programme to sell a portion of our interests in our Elk and Antelope fields, and in our proposed Midstream Liquefaction plant to underpin the commercialization of our gas resources.

Downstream
•	Total Downstream sales volumes for the first quarter 2010 were 144 million liters compared with 134 million liters for the first quarter in 2009.
•
In June 2009, the Papua New Guinea Independent Consumer and Competition Commission (“ICCC”) commenced a review into the pricing arrangements for petroleum products in PNG.  The last such review was undertaken during 2004 and was due to expire on December 31, 2009.  The purpose of the review is to consider the extent to which the existing regulation of price setting arrangements at both wholesale and retail levels should continue, or be revised for the next five year period.  We have provided detailed submissions to the ICCC.  The ICCC have most recently advised that its final report will be issued in early June 2010.  It is possible that the ICCC may determine to increase regulation of pricing and reduce the margins able to be obtained by our distribution business.  Such a decision, if made, may negatively affect our downstream business and require a review of its operations.

•
During the quarter ended March 31, 2010, we signed an additional supply contract with PNG Power Limited, which is a fully integrated power authority in PNG, for approximately additional 26 million liters per annum expected to start from approximately the third quarter of 2010 once a new power plant goes online.  A new three year supply contract has also been signed for the supply of fuel for the Ramu Nickel project, a nickel mine and ore refinery project in PNG.  Fuel volumes forecast by the project amount to  approximately 30 million liters per year during the construction phase, increasing as the project enters into production in the latter half of 2011.

Management Discussion and Analysis INTEROIL CORPORATION	5

•	In January 2010, we took delivery of a second charter vessel Saturn, a 13,051 DWT vessel. This vessel has been chartered for nine months, with a further six months option to be called by us.

Corporate
•
During 2009, we reviewed and selected a group wide Enterprise Resource Planning (“ERP”) system for implementation across all streams.  The implementation process is ongoing and is expected to be completed during the year.

SELECTED FINANCIAL INFORMATION AND HIGHLIGHTS

Consolidated Results for the quarter ended March 31, 2010 compared to quarter ended March 31, 2009

Consolidated – Operating results	Quarter ended March 31,
($ thousands, except per share data)	2010	2009
Sales and operating revenues	177,450	160,840
Interest revenue	42	76
Other non-allocated revenue	1,327	746
Total revenue	178,819	161,662
Cost of sales and operating expenses	(158,600)	(136,411)
Office and administration and other expenses	(11,330)	(8,998)
Derivative gain/(loss)	(946)	1,277
Exploration costs	(5)	(216)
Foreign Exchange gain/(loss)	(3,079)	(6,390)
Earnings before interest, taxes, depreciation and amortization ("EBITDA" - non-GAAP measure) (1)	4,859	10,924
Depreciation and amortization	(3,385)	(3,381)
Interest expense	(1,286)	(4,041)
Profit before income taxes and non-controlling interest	188	3,502
Income tax benefit/(expense)	(3,331)	(857)
Non-controlling interest	0	(2)
Net profit	(3,143)	2,643
Net profit per share (dollars) (basic)	(0.07)	0.07
Net profit per share (dollars) (diluted)	(0.07)	0.07
Total assets	676,014	552,971
Total liabilities	232,512	321,881
Total long-term liabilities	96,362	204,582
Gross margin (2)	18,850	24,429
Cash flows provided by/(used in) operating activities (3)	4,040	18,587

Notes:

(1)
Earnings before interest, taxes, depreciation and amortization, or EBITDA, is a non-GAAP measure and is reconciled to Canadian GAAP in the section to this document entitled “Non-GAAP Measures and Reconciliation”.

(2)
Gross Margin is a non-GAAP measure and is “sales and operating revenues” less ”cost of sales and operating expenses” and is reconciled to Canadian GAAP in the section to this document entitled ”Non-GAAP Measures and Reconciliation”.

(3)	Refer to “Liquidity and Capital Resources – Summary of Cash Flows” for detailed cash flow analysis.

Management Discussion and Analysis INTEROIL CORPORATION	6

Analysis of Financial Condition Comparing Quarters Ended March 31, 2010 and 2009

During the year ended December 31, 2009, we strengthened our financial position with the conversion of the remaining portion of the $95.0 million 8% convertible subordinated debentures issued in May 2008 into our common shares, and the completion of the $70.4 million registered direct common stock offering completed in June 2009.  These transactions combined with the exercise of certain warrants outstanding from 2004, reduced our debt-to-capital ratio from 36% as at March 31, 2009 to 11% for the quarter ended March 2010.

As at March 31, 2010, our total assets amounted to $676.0 million as compared to $553.0 million as at March 31, 2009, an increase of $123.0 million or 22.2%.  The increase is mainly due to the increase in the value of our oil and gas properties of $48.9 million associated with the appraisal and development of the Elk and Antelope fields.  In addition, there is a $43.7 million increase to working capital assets including trade receivables and inventory as at March 31, 2010, and $13.0 million increase to the future income tax benefit in relation to recognition of benefits in relation tax losses of the refining operation that is expected to be recouped in future periods.

As at March 31, 2010 our total liabilities amounted to $232.5 million as compared to $321.9 million as at March 31, 2009, a decrease of $89.4 million or 27.8%.  The decrease was mainly the result of the conversion of the $65.0 million remaining portion of the $95.0 million 8% subordinated convertible debentures into common shares, and a reduction in the IPI liability by $33.7 million.  The IPI liability reduction resulted from a waiver of conversion rights (of indirect participation interests into InterOil Corporation shares) during 2009 by certain IPI investors and the buyback of 4.8364% worth of IPI interests by us.

Our current ratio (being current assets/current liabilities), which measures the ability to meet short term obligations, improved to 1.70 as at March 31, 2010 from 1.52 as at March 31, 2009.  The quick ratio (or acid test ratio, being ([current assets less inventories]/current liabilities) which is a more conservative measure of our ability to meet short term obligations, improved to 1.07 as at March 31, 2010 from 0.89 as at March 31, 2009.

Analysis of Consolidated Financial Results Comparing Quarter Ended March 31, 2010 and 2009

The net loss for the quarter ended March 31, 2010 was $3.1 million compared with a profit of $2.6 million for the same quarter of 2009, a reduction of $5.7 million.  EBITDA for the quarter ended March 31, 2010 was $4.9 million, compared with $10.9 million in the same quarter of 2009, a reduction of $6.0 million.

The operating segments of Corporate, Midstream - Refining and Downstream collectively derived a net profit for the quarter of $4.0 million, while the development segments of Upstream and Midstream Liquefaction had a net loss of $7.1 million, for an aggregate net loss of $3.1 million.

Sales and operating revenue increased by $16.7 million from $160.8 million in the quarter ended March 31, 2009 to $177.5 million in the quarter ended March 31, 2010.

Variance Analysis of results between the quarters ended March 31, 2010 and 2009
A detailed discussion of each of our business segment’s results can be found under the section “Quarter in Review”.  The following analysis outlines the key variances, the net of which are the primary explanations for the changes in the results between the quarters ended March 31, 2010 and 2009.

Management Discussion and Analysis INTEROIL CORPORATION	7

	Quarterly Variance ($ millions)

	$(5.7)	Net profit/(loss) variance for the comparative periods primarily due to:

➢	$(5.6)
Decrease in gross margins was mainly due to high volatility of the APPI (Asian Petroleum Price Index) Tapis crude price (as administered by Seapac Services Limited).  The APPI panel comprises approximately 50-55 participants consisting of refiners, producers and traders, and the volatility can be attributed to a number of these panelists submitting prices above or below true market value.  The prices have been very volatile and at times have diverged from global benchmarks which has resulted in Seapac changing the calculation methodology for the APPI Tapis prices going forward from June 2010.  The weaker margins were also on account of certain diesel product import cargoes that were required to meet increased domestic demand at short notice, which generated lower margins than diesel refined at our refinery.

➢	$(2.2)	Lower derivative gains from non-hedge accounted contracts.

➢	$(2.3)
Higher office and administration and other expenses, mainly resulting from higher rig and equipment maintenance expenses, as well as higher consulting costs in relation to the asset sales process currently underway.

➢	$3.3
Reduction of foreign exchange loss due to movements of PGK against the USD, and PGK liquidity issues resulting in lower rates being achieved from banks on conversion of the PGK sales revenue into USD for repayment of our crude purchase working capital facility. The rates achieved fluctuate significantly based on the extent to which other PNG participants are looking to convert their foreign currencies.  We are unable to do any currency hedging due to the relatively small size of the PGK foreign exchange market.

➢	$2.8	Lower interest expense primarily due to the mandatory conversion in June 2009 of the remaining portion of the $95.0 million 8% convertible debentures.

➢	$(2.5)	Increase in income tax expense due to higher profit made by Downstream segment, and under provision of deferred tax expense in prior year taken up during the quarter.

Analysis of Consolidated Cash Flows Comparing Quarters Ended March 31, 2010 and 2009

As at March 31, 2010, we had cash, cash equivalents and cash restricted of $75.8 million (March 2009 – $60.0 million), of which $27.9 million (March 2009 - $17.1 million) was restricted pursuant to the BNP Paribas working capital facility utilization requirements, and $6.4 million (March 2009 – nil) was restricted as cash deposit on the Overseas Petroleum Investment Corporation (“OPIC“) secured loan.  The cash held as a deposit for the OPIC secured loan relates to our half yearly installment of $4.5 million and the related interest that will be payable with the next installment on June 30, 2010.  The waiver on this deposit requirement expired in June 2009 with the completion of our capital raising of $70.4 million.

Our cash inflows from operations for the quarter ended March 31, 2010 were $4.0 million compared with $18.6 million for the quarter ended March 31, 2009.  The reduced cash flows from operations for the quarter were mainly due to the cash received on the close out of long term hedges in first quarter of last year, and lower gross margins generated in the Midstream Refining segment.

Cash outflows for investing activities for the quarter ended March 31, 2010 were $14.9 million compared with $7.3 million for the quarter ended March 31, 2009.  These outflows mainly relate to the net cash expenditure on exploration activities net of IPI cash calls, increases in restricted cash held as security on our working capital facility due to higher utilization, and timing of development stream (Upstream and Liquefaction) payments which are classified under investing activities.  These outflows have been partly offset by the receipt of the final installment of $13.9 million relating to the sale of a 2.5% direct working interest in the Elk and Antelope fields to Pacific LNG in September 2009.

Cash inflows from financing activities for the quarter ended March 31, 2010 were $5.6 million compared with a $17.6 million outflow for the quarter ended March 31, 2009.  The financing activities section in the cash flow statement includes the capital and debt raisings by us, and exercises of options, and the movement in the working capital facility balance with BNP Paribas.  The cash inflows/outflows due to the working capital facility drawdown/repayments are due to the timing of cash flows and use of working capital from our Midstream Refining and Downstream segments.

Management Discussion and Analysis INTEROIL CORPORATION	8

Summary of Consolidated Quarterly Financial Results for Past Eight Quarters

The following is a table containing the consolidated results for the eight quarters ended March 31, 2010 by business segment, and on a consolidated basis.

Quarters ended	2010	2009				2008
($ thousands except per share data)	Mar-31	Dec-31	Sep-30	Jun-30	Mar-31	Dec-31	Sep-30	Jun-30
Upstream	998	1,027	1,011	660	611	487	698	895
Midstream – Refining	152,093	173,438	141,295	114,347	145,523	194,617	216,750	197,864
Midstream – Liquefaction	0	0	1	2	4	23	35	19
Downstream	109,687	118,270	107,712	85,472	78,572	128,540	172,528	140,467
Corporate	12,093	10,539	10,087	8,640	7,753	9,591	8,415	8,334
Consolidation entries	(96,052)	(93,971)	(86,509)	(60,625)	(70,801)	(114,691)	(134,695)	(102,565)
Sales and operating revenues	178,819	209,303	173,597	148,496	161,662	218,567	263,731	245,014
Upstream	(1,964)	574	(29,097)	(669)	(469)	(2,483)	231	10,164
Midstream – Refining	4,402	8,492	8,199	14,134	14,747	(13,976)	17,516	16,329
Midstream – Liquefaction	(563)	(1,200)	(2,119)	(1,379)	(2,361)	(2,501)	(1,570)	(1,784)
Downstream	4,492	4,391	6,542	4,150	3,241	(7,244)	610	7,893
Corporate	4,402	1,765	1,980	1,897	3,051	226	764	(2,155)
Consolidation entries	(5,910)	(4,884)	(4,092)	(278)	(7,285)	(2,865)	(737)	(3,093)
EBITDA (1)	4,859	9,138	(18,587)	17,855	10,924	(28,843)	16,814	27,354
Upstream	(6,182)	(3,626)	(31,392)	(2,382)	(2,133)	(4,003)	(1,039)	9,188
Midstream – Refining	(74)	18,070	3,762	9,624	10,350	(19,490)	12,660	11,344
Midstream – Liquefaction	(911)	(1,591)	(2,481)	(1,765)	(2,552)	(2,597)	(1,677)	(1,909)
Downstream	671	2,371	3,440	1,742	964	(5,901)	(886)	3,383
Corporate	3,544	3,036	1,602	(677)	349	(2,275)	(1,759)	(5,164)
Consolidation entries	(191)	1,047	(237)	2,894	(4,332)	37	1,928	(1,241)
Net profit/(loss)	(3,143)	19,307	(25,306)	9,436	2,646	(34,229)	9,227	15,601
Net profit/(loss) per share (dollars)
Per Share – Basic	(0.07)	0.45	(0.60)	0.25	0.07	(0.96)	0.26	0.48
Per Share – Diluted	(0.07)	0.43	(0.60)	0.24	0.07	(0.96)	0.22	0.40
(1)	EBITDA is a non-GAAP measure and is reconciled to GAAP in the section to this document entitled “Non-GAAP Measures and Reconciliation”.

Management Discussion and Analysis INTEROIL CORPORATION	9

QUARTER IN REVIEW

The following section provides a review of the quarter ended March 31, 2010 for each of our business segments.

UPSTREAM –QUARTER IN REVIEW

Upstream – Operating results	Quarter ended March 31,
($ thousands)	2010	2009
Other non-allocated revenue	998	611
Total revenue	998	611
Office and administration and other expenses	(2,453)	(1,214)
Exploration costs	(5)	(216)
Foreign Exchange gain/(loss)	(504)	349
EBITDA (non-GAAP measure) (1)	(1,964)	(470)
Depreciation and amortization	(138)	(112)
Interest expense	(4,080)	(1,552)
Loss before income taxes and non-controlling interest	(6,182)	(2,134)
Income tax expense	-	-
Net (loss)/profit	(6,182)	(2,134)
(1)	EBITDA is a non-GAAP measure and is reconciled to GAAP in the section to this document entitled “Non-GAAP Measures and Reconciliation”.

Analysis of Upstream Financial Results Comparing Quarter Ended March 31, 2010 and 2009

The following analysis outlines the key movements, the net of which primarily explains the difference in the results between the quarters ended March 31, 2010 and 2009.

	Quarterly Variance ($ millions)

	$(4.0)	Net profit/(loss) variance for the comparative periods primarily due to:

➢	$(1.2)
Increase in office and administration and other expenses mainly on account of higher rig and equipment maintenance expenses, and higher consulting costs in relation to the asset sales process currently underway.

➢	$(2.5)	Higher interest expense due to an increase in inter-company loan balances.

Management Discussion and Analysis INTEROIL CORPORATION	10

MIDSTREAM REFINING – QUARTER IN REVIEW

Midstream Refining – Operating results	Quarter ended March 31,
($ thousands)	2010	2009
External sales	68,074	82,478
Inter-segment revenue	83,912	63,022
Interest and other revenue	107	22
Total segment revenue	152,093	145,522
Cost of sales and operating expenses	(141,413)	(121,439)
Office and administration and other expenses	(3,084)	(2,292)
Derivative gain/(loss)	(946)	1,277
Foreign Exchange gain/(loss)	(2,248)	(8,322)
EBITDA (non-GAAP measure) (1)	4,402	14,746
Depreciation and amortization	(2,572)	(2,611)
Interest expense	(1,731)	(1,786)
Profit before income taxes and non-controlling interest	99	10,349
Income tax expense	(173)	-
Net profit	(74)	10,349

Gross Margin (2)	10,573	24,061
(1)	EBITDA is a non-GAAP measure and is reconciled to GAAP in the section to this document entitled “Non-GAAP Measures and Reconciliation”.
(2)
Gross Margin is a non-GAAP measure and is external sales and inter-segment revenue less cost of sales and operating expenses and is reconciled to Canadian GAAP in the section to this document entitled “Non-GAAP Measures and Reconciliation”.

Midstream Refining Operating Review

	Quarter ended March 31,
Key Refining Metrics	2010	2009
Throughput (barrels per day)(1)	25,971	22,616

Capacity utilization (based on 36,500 barrels per day operating capacity)	54%	52%

Cost of production per barrel(2)	$1.85	$2.61

Working capital financing cost per barrel of production(2)	$0.44	$0.34

Distillates as percentage of production	53%	58%
(1)	Throughput per day has been calculated excluding shut down days. During the quarters ended March 31, 2010 and 2009, the refinery was shut down for 22 days and 14 days, respectively.
(2)
Our cost of production per barrel and working capital financing cost per barrel have been calculated based on a notional throughput.  Our actual throughput has been adjusted to include the throughput that would have been necessary to produce the equivalent amount of diesel that we imported during the quarter.

Management Discussion and Analysis INTEROIL CORPORATION	11

Analysis of Midstream - Refining Financial Results Comparing the Quarters Ended March 31, 2010 and 2009

The following analysis outlines the key movements, the net of which primarily explains the variance in the results between the quarters ended March 31, 2010 and 2009.

	Quarterly Variance ($ millions)

	$(10.4)	Net profit/(loss) variance for the comparative periods primarily due to:

➢	$(13.5)
Decrease in gross margins was mainly due to high volatility of the APPI Tapis crude price (as administered by Seapac Services Limited).  The APPI panel comprises approximately 50-55 participants consisting of refiners, producers and traders, and the volatility can be attributed to a number of these panelists submitting prices above or below true market value.  The prices have been very volatile and at times have diverged from global benchmarks which has resulted in Seapac changing the calculation methodology for the APPI Tapis prices going forward from June 2010.  The crude purchases in late November 2009 were at high Tapis prices compared to global benchmarks, and the refined products from this cargo was sold during the quarter ended March 31, 2010 when the Tapis prices were lower, resulting in reduced margins.

		The other contributing factors included:

		-
Lower distillate production percentage of 53% as compared to 58% in prior period mainly due to lack of preferred crude supply, or higher premiums required to be paid due to market demand for those cargoes.

		-
Diesel imports were required in the current quarter to meet the increased domestic demand at short notice.  These imports have resulted in lower margins than diesel that would have otherwise been refined by us.

		-	No hedge accounted gains recognized in 2010.
		+	Improved Naphtha premium in 2010 contract. Improved spot premiums for LSWR in 2010.

➢	$(2.2)	Decrease in derivative gains from non-hedge accounted contracts.

➢	$(0.8)	Increase in office and administration and other expenses mainly relating to higher staff salary costs.

➢	$6.1
Reduction of foreign exchange loss due to movements of PGK against the USD, and PGK liquidity issues resulting in lower rates being achieved from banks on conversion of the PGK sales revenue into USD for repayment of working capital facility. The rates achieved fluctuate significantly based on the extent to which other PNG participants are looking to convert their foreign currencies.  We are unable to do any currency hedging due to the relatively small size of the PGK foreign exchange market.

Management Discussion and Analysis INTEROIL CORPORATION	12

MIDSTREAM LIQUEFACTION – QUARTER IN REVIEW

Midstream Liquefaction – Operating results	Quarter ended March 31,
($ thousands)	2010	2009
Interest and other revenue	-	5
Total segment revenue	-	5
Office and administration and other expenses	(531)	(2,371)
Foreign Exchange gain/(loss)	(32)	6
EBITDA (non-GAAP measure) (1)	(563)	(2,360)
Depreciation and amortization	(6)	(21)
Interest expense	(342)	(159)
Loss before income taxes and non-controlling interest	(911)	(2,540)
Income tax expense	-	(13)
Net loss	(911)	(2,553)
(1)	EBITDA is a non-GAAP measure and is reconciled to GAAP in the section to this document entitled “Non-GAAP Measures and Reconciliation”.

Analysis of Midstream Liquefaction Financial Results Comparing the Quarters Ended March 31, 2010 and 2009

This segment results include the proportionate consolidation of our interest in the Joint Venture development of a proposed midstream gas liquefaction plant.  The development is being proposed at present through a Joint Venture Company PNG LNG Inc. and its subsidiaries.

All costs incurred, subsequent to the execution of the shareholders’ agreement on July 31, 2007, and through  the pre-acquisition and feasibility stage have been expensed as incurred, unless they were directly identified with the property, plant and equipment of the LNG Project.  Since the execution of the LNG Project Agreement by a subsidiary of the Joint Venture Company with the Independent State of Papua New Guinea in December 2009, all project related direct costs have been capitalized other than overheads and other costs that are incurred in the normal course of running the business, which costs are expensed.

The following analysis outlines the key movements, the net of which primarily explains the variance in the results between the quarters ended March 31, 2010 and 2009.

	Quarterly Variance ($ millions)

	$1.6	Net profit/(loss) variance for the comparative periods primarily due to:

➢	$1.8
Reduction in office, administration and other expenses due to capitalization of approximately $0.5 million direct expenses during the quarter, and reduced consulting expenses incurred as the Project Agreement was executed in December 2009.  During second quarter of 2009, the Australian project office was closed and work was transferred to our newly established project office in Singapore.  At present, the Singapore office carries a lower cost profile than the closed Australian office.

➢	$(0.2)	Higher interest expense due to an increase in inter-company loan balances.

Management Discussion and Analysis INTEROIL CORPORATION	13

DOWNSTREAM QUARTER IN REVIEW

Downstream – Operating results	Quarter ended March 31,
($ thousands)	2010	2009
External sales	109,376	78,362
Inter-segment revenue	60	38
Interest and other revenue	251	172
Total segment revenue	109,687	78,572
Cost of sales and operating expenses	(100,875)	(73,630)
Office and administration and other expenses	(4,022)	(2,682)
Foreign Exchange gain/(loss)	(298)	982
EBITDA (non-GAAP measure) (1)	4,492	3,242
Depreciation and amortization	(660)	(651)
Interest expense	(800)	(1,142)
Profit before income taxes and non-controlling interest	3,032	1,449
Income tax expense	(2,361)	(485)
Net profit	671	964

Gross Margin (2)	8,561	4,770
(1)	EBITDA is a non-GAAP measure and is reconciled to GAAP in the section to this document entitled “Non-GAAP Measures and Reconciliation”.
(2)
Gross Margin is a non-GAAP measure and is “external sales” and “inter-segment revenue” less “cost of sales and operating expenses” and is reconciled to Candadian GAAP in the section to this document entitled “Non-GAAP Measures and Reconciliation”.

Downstream Operating Review

	Quarter Ended March 31,
Key Downstream Metrics	2010	2009
Sales volumes (millions of liters)	144.0	134.0
Cost of distribution per liter ($ per liter) (1)	$0.05	$0.06

(1)	Cost of distribution per liter includes land based freight costs and operational costs. It excludes depreciation and interest.

Analysis of Downstream Financial Results Comparing the Quarters Ended March 31, 2010 and 2009

The following analysis outlines the key movements, the net of which primarily explains the variance in the results between the quarters ended March 31, 2010 and 2009.

	Quarterly Variance ($ millions)

	$(0.3)	Net profit/(loss) variance for the comparative periods primarily due to:

➢	$3.8
Increase in gross margin due to a 7.5% increase in volumes and the positive effect of product price movements as applied to the inventory sold during the period.  During the same quarter of the prior year the prices of the major products were in a declining trend leading to lower margins on inventories sold.

➢	$(1.3)	Increase in office and administration and other expenses mainly relating to higher staff salary costs, and higher maintenance and utility costs of office premises.

➢	$(1.9)	Increase in income tax expense due to higher profit, and under provision of deferred tax expense in the prior year taken during the quarter.

➢	$(1.3)
Prior period foreign exchange gains related to the realization of foreign exchange gains on repayment of intercompany loans, previously transferred to other comprehensive income on consolidation of the Downstream operating results for group reporting.

Management Discussion and Analysis INTEROIL CORPORATION	14

CORPORATE – QUARTER IN REVIEW

Corporate – Operating results	Quarter ended March 31,
($ thousands)	2010	2009
Inter-segment revenue	6,395	4,819
Interest revenue	5,698	2,934
Total revenue	12,093	7,753
Office and administration and other expenses	(7,695)	(5,295)
Foreign Exchange gain/(loss)	3	594
EBITDA (non-GAAP measure) (1)	4,401	3,052
Depreciation and amortization	(41)	(18)
Interest expense	(20)	(2,325)
Profit/(loss) before income taxes and non-controlling interest	4,340	709
Income tax expense	(797)	(359)
Net profit/(loss)	3,543	350
(1)	EBITDA is a non-GAAP measure and is reconciled to GAAP in the section to this document entitled “Non-GAAP Measures and Reconciliation”.

Analysis of Corporate Financial Results Comparing the Quarters Ended March 31, 2010 and 2009

The following table outlines the key movements, the net of which primarily explains the variance in the results for between the quarters ended March 31, 2010 and 2009.

	Quarterly Variance ($ millions)

	$3.2	Net profit/(loss) variance for the comparative periods primarily due to:

➢	$5.1
Reduced interest expenses (net of recharged intercompany interest revenue from other segments) due to mandatory conversion in June 2009 on the remaining portion of the $95.0 million debentures issued in May 2008.

➢	$(0.8)
Increase in net office and administration and other expenses after recharges to other streams (included in inter-segment revenue) for the quarter mainly relating to higher staff salary costs as a result of strengthening of Australian Dollar (“AUD”) against the USD.

➢	$(0.6)	Decrease in foreign exchange gains due to the currency fluctuations between AUD and the USD.

➢	$(0.4)	Increase in income tax expense during the period primarily due to the increase in operating profits and the movement related future income tax benefit balance.

Management Discussion and Analysis INTEROIL CORPORATION	15

CONSOLIDATION ADJUSTMENTS – QUARTER IN REVIEW

Consolidation adjustments – Operating results	Quarter ended March 31,
($ thousands)	2010	2009
Inter-segment revenue (1)	(90,366)	(67,879)
Interest revenue (5)	(5,687)	(2,922)
Total revenue	(96,053)	(70,801)
Cost of sales and operating expenses (1)	83,687	58,659
Office and administration and other expenses (2)	6,455	4,857
EBITDA (non-GAAP measure) (3)	(5,911)	(7,285)
Depreciation and amortization (4)	32	32
Interest expense (5)	5,687	2,922
Profit/(loss) before income taxes and non-controlling interest	(192)	(4,331)
Non-controlling interest	-	(2)
Net profit/(loss)	(192)	(4,333)

Gross Margin (6)	(6,679)	(9,220)
(1)	Represents the elimination upon consolidation of our refinery sales to other segments and other minor inter-company product sales.
(2)	Includes the elimination of inter-segment administration service fees.
(3)	EBITDA is a non-GAAP measure and is reconciled to GAAP in the section to this document entitled “Non-GAAP Measures and Reconciliation”.
(4)	Represents the amortization of a portion of costs capitalized to assets on consolidation.
(5)	Includes the elimination of interest accrued between segments.
(6)
Gross Margin is a non-GAAP measure and is “inter-segment revenue elimination” less “cost of sales and operating expenses” and represents elimination upon consolidation of our refinery sales to other segments.  This measure is reconciled to Canadian GAAP in the section to this document entitled “Non-GAAP Measures and Reconciliation”.

Analysis of Consolidation Adjustments Comparing the Quarters Ended March 31, 2010 and 2009

The following table outlines the key movements, the net of which primarily explains the variance in the results for between the quarters ended March 31, 2010 and 2009.

	Quarterly Variance ($ millions)

	$4.1	Net profit/(loss) variance for the comparative periods primarily due to:

➢	$2.5
Increase in net income due to recognition of intra-group profit eliminated on consolidation between Midstream – Refining and Downstream segments in the prior periods relating to the Midstream – Refining segment’s profit component of inventory on hand in the Downstream segment at period ends.

➢	$1.6	Elimination of inter-segment administration service fees.

Management Discussion and Analysis INTEROIL CORPORATION	16

LIQUIDITY AND CAPITAL RESOURCES

Summary of Debt Facilities

Summarized below are the debt facilities available to us and the balances outstanding as at March 31, 2010.

Organization	Facility	Balance outstanding March 31,2010		Maturity date
OPIC secured loan	$53,500,000	$53,500,000		December 2015
BNP Paribas working capital facility	$190,000,000	$25,164,539	(1)	December 2010
Westpac working capital facility	$29,200,000	$0		October 2011
BSP working capital facility	$18,250,000	$0		October 2010
(1) Excludes letters of credit totaling $101.9 million.

OPIC Secured Loan (Midstream)

On September 12, 2001, we entered into a loan agreement with OPIC with respect to an $85.0 million project financing facility for the development of our refinery in PNG.  The loan is primarily secured by the assets of the refinery.  The interest rate on the loan is equal to the agreed U.S. Government treasury cost applicable to each promissory note outstanding plus 3%, and is payable quarterly in arrears.  Principal repayments of $4.5 million each are due on June 30 and December 31 of each year until December 31, 2015.  At March 31, 2010, an amount of $6.3 million was held as deposit on secured loan to secure our June 30, 2010 principal and interest payments.

BNP Paribas Working Capital Facility (Midstream)

This working capital facility is used to finance purchases of crude feedstock for our refinery.  In accordance with the agreement with BNP Paribas, the total facility is split into two components, Facility 1 and Facility 2.  Facility 1 is for $130.0 million and can be used for the issuance of documentary letters of credit and or standby letters of credit, short term advances, advances on merchandise, freight loans, receivables financing and a sublimit of Euro 18.0 million or USD equivalent for hedging transactions via BNP Paribas Commodity Indexed Transaction Group or other acceptable counter parties.  Facility 2 amounts to $60.0 million and can be used for partly cash-secured short term advances and for discounting of any monetary receivables acceptable to BNP Paribas.  The facility is secured by sales contracts, purchase contracts, certain cash accounts associated with the refinery, all crude and refined products of the refinery and trade receivables.

The facility is renewable annually.  During the quarter ended December 31, 2009, the facility was renewed for a period of fifteen months to December 31, 2010.

As of March 31, 2010, $62.9 million remained available for use under the facility.  The facility bears interest at LIBOR plus 3.5% on the short term advances.  The weighted average interest rate under the working capital facility was 2.55% for the quarter ended March 31, 2010 (compared to 5.59% for the same period of 2009), after considering the reduction in interest due to the deposit amounts maintained as security which reduces the interest being charged on the facility utilization.

Bank South Pacific and Westpac Working Capital Facility (Downstream)

On October 24, 2008, we secured a PGK 150.0 million (approximately $54.75 million) combined revolving working capital facility for our Downstream wholesale and retail petroleum products distribution business in Papua New Guinea from Bank of South Pacific Limited and Westpac Bank PNG Limited.  The facility limit as at March 31, 2010 was PGK 130.0 million (approximately $47.45 million).

Management Discussion and Analysis INTEROIL CORPORATION	17

The Westpac facility limit is PGK 80.0 million (approximately $29.20 million) and the BSP facility limit was initially PGK 70.0 million (approximately $25.55 million).  The Westpac facility is for an initial term of three years and is due for renewal in October 2011.  The BSP facility is renewable annually and was renewed in October 2009 at a limit of Papua New Guinea Kina 50.0 million (approximately $18.25 million).  As at March 31, 2010, none of this combined facility had been utilized.  The weighted average interest rate under the Westpac facility was 9.50% for the quarter to March 31, 2010.  The weighted average interest rate under the BSP facility was 9.20% for the quarter to March 31, 2010.

While cash flows from operations are expected to be sufficient to cover our operating commitments, should there be a major deterioration in refining or downstream margins, our operations may not generate sufficient cash flows to cover all of the interest and principal payments under our debt facilities noted above.  As a result, we may be required to raise additional capital and/or refinance these facilities in the future.  We can provide no assurances that we will be able to obtain such additional capital or that our lenders will agree to refinance these debt facilities, or, if available, that the terms of any such capital raising or refinancing will be acceptable to us.

Other Sources of Capital

Upstream

Currently our share of expenditures on exploration wells, appraisal wells and extended well programs are funded from capital raising activities, operational cash flows and asset sales.

On October 30, 2008, Petromin PNG Holdings Limited (“Petromin“), a government entity mandated to invest in resource projects on behalf of the Independent State of Papua New Guinea (“the State“), entered into an agreement to take a 20.5% direct interest in the Elk and Antelope fields.  If certain conditions in the agreement are met, Petromin has agreed to fund 20.5% of the costs of developing the Elk and Antelope fields.  The State’s right to invest arises under legislation and is exercisable upon issuance of the Petroleum Development License (“PDL”), which has not yet occurred.  The agreement contains certain provisions applicable in the event that the PDL is not issued within a certain timeframe.  On grant of a PDL, Petromin has agreed to pay us 20.5% of all other sunk costs incurred by InterOil prior to entering into the agreement.  Until the PDL is granted, any payment made by Petromin is to be separately held in a liability account in accordance with the provisions of the agreement.  Once the PDL is granted, the conveyance of this interest to the State is able to be formalized, and we are obliged to distribute the proceeds received from Petromin between the existing interest holders (InterOil, IPI holders and Pacific LNG Operations Limited) on a pro-rata basis based on the interest surrendered by each to the State.  The State may also elect to participate in a further 2.0% working interest on behalf of the landowners of the licensed areas.  As at March 31, 2010, $11.4 million had been received from Petromin.

Cash calls are made to IPI investors, Pacific LNG Operations Ltd (for its 2.5% direct interest acquired during 2009) and Petromin for their share of amounts spent on appraisal wells and extended well programs pursuant to the relevant agreements in place with them.

Summary of Cash Flows

	Quarter ended March 31
($ thousands)	2010	2009
Net cash inflows/(outflows) from:
Operations	4,040	18,587
Investing	(14,881)	(7,322)
Financing	5,620	(17,591)
Net cash movement	(5,221)	(6,326)
Opening cash	46,449	48,971
Closing cash	41,228	42,645

Management Discussion and Analysis INTEROIL CORPORATION	18

Analysis of Cash Flows Provided By/(Used In) Operating Activities Comparing the Quarters Ended March 31, 2010 and 2009

The following table outlines the key variances in the cash flows from operating activities between quarter ended March 31, 2010 and 2009:

	Quarter Variance ($ millions)

	$(14.5)	Variance for the comparative periods primarily due to:

➢	$(19.7)
Increase in cash used by operations prior to changes in operating working capital due to reduced margins from operations and the timing difference between the recognition and settlement of derivatives.

➢	$5.2	Decrease in cash used by operations due to the timing of receipts, payments and inventory purchases.

Analysis of Cash Flows Provided By/(Used In) Investing Activities Comparing the Quarters Ended March 31, 2010 and 2009

The following table outlines the key variances in the cash flows from investing activities between quarter ended March 31, 2010 and 2009:

	Quarter Variance ($ millions)

	$(7.6)	Variance for the comparative periods primarily due to:

➢	$(5.7)
Higher cash outflows for the quarter to March 31, 2010 on exploration expenditures compared to the prior year period.  The outflows related primarily to the Antelope 2 horizontal drilling and development seismic program on the Antelope structure.

➢	$12.2	Higher cash calls and related inflows from IPI investors as compared to the prior period.

➢	$(3.4)
Higher expenditure on acquisition of plant and equipment as compared to prior periods mainly related to a number of upgrade projects across various terminals and depots in the Downstream segment, expenses relating to the tank farm upgrade at the refinery, and implementation of a new enterprise resource planning (“ERP”) system.

➢	$13.9	Receipt of the final installment of $13.9 million relating to the sale of 2.5% direct working interest in the Elk and Antelope fields to Pacific LNG Operations Ltd. in September 2009.

➢	$(14.2)	Higher cash outflows in the quarter due to movement in our secured cash restricted balances in line with the usage of the BNP working capital facility at period ends.

➢	$(10.3)	Increase in cash used in our Upstream development segment for working capital requirements. This working capital relates to movements in accounts payable and accruals in our Upstream operations.

Management Discussion and Analysis INTEROIL CORPORATION	19

Analysis of Cash Flows Provided By/(Used In) Financing Activities Comparing the Quarters Ended March 31, 2010 and 2009

Following table outlines the key variances in the cash flows from financing activities between quarters ended March 31, 2010 and 2009:

	Quarter Variance ($ millions)

	$23.2	Variance for the comparative periods primarily due to:

➢	$26.0	Lower repayments required to be made in respect of BNP Paribas working capital facility during the quarter ended March 31, 2010, as compared with the same period of the prior year.

➢	$(3.6)
Net received from Pacific LNG Operations Ltd during 2009 prior to finalization of the sale of 2.5% direct working interest.  All payments received after the sale transaction has been completed in September 2009 have been classified under investing activities.

➢	$(2.4)	Net payments received from Petromin for contributions towards cash calls made with respect to development activities in the Elk and Antelope fields.

➢	$3.2	Net proceeds from the issuance of common shares on option exercise.

Capital Expenditures

Upstream Capital Expenditures

Gross capital expenditures for exploration in Papua New Guinea for the quarter ended March 31, 2010 were $29.4 million compared with $23.6 million during the same period of 2009.

The following table outlines the key expenditures in the quarter ended March 31, 2010:

	Yearly ($ millions)

	$29.4	Expenditures in the quarter ended March 31, 2010 due to:

➢	$20.4	Drilling costs on the Antelope-2 well.

➢	$4.3	Development seismic program on the Antelope structure.

➢	$2.3	Costs for early works on Antelope condensate stripping project.

➢	$1.1	Site preparation costs for the Antelope-3 appraisal well.

➢	$1.3	Other expenditure, including fixed assets and drilling consumable purchases.

IPI investors and Pacific LNG Operations (2.5% direct interest in Elk and Antelope fields) are required to fund 25.8386% as at March 31, 2010 of the Elk and Antelope extended well program costs to maintain their interest in that well program.  This is the net interest to be funded by third parties after the completion of IPI buyback of 4.8364% by us and the sale of 2.5% interest to Pacific LNG Operations Limited in September 2009 pursuant to the option agreement of 2007.  The amounts capitalized in our books, or expensed as incurred, in relation to the extended well program are the net amounts after adjusting for these interests.

Petromin will fund 20.5% of ongoing costs for developing the fields.  Petromin contributed $1.0 million in the quarter ended March 31, 2010.  All funds received are being treated as a deposit until a PDL is granted.

Management Discussion and Analysis INTEROIL CORPORATION	20

Midstream Capital Expenditures

Capital expenditures totaled $0.7 million in our Midstream refinery segment for the quarter ended March 31, 2010 mainly associated with tank upgrades.  Following the signing of the LNG Project Agreement with the State in December 2009, $0.5 million of costs incurred during the quarter in relation to the Midstream Liquefaction segment have been capitalized.

Downstream Capital Expenditures

Capital expenditures for the Downstream segment totaled $1.7 million for the quarter ended March 31, 2010.  These expenditures mainly related to a number of upgrade projects across various terminals and depots, and purchase of motor vehicles.

Corporate Capital Expenditures

Capital expenditures for the Corporate segment totaled $0.7 million for the quarter ended March 31, 2010.  These expenditures mainly related to project costs in relation to the ERP implementation.  The implementation is expected to be completed during the year.
Capital Requirements

The oil and gas exploration and development, refining and liquefaction industries are capital intensive and our business plans necessarily involve raising additional capital.  The availability and cost of such capital is highly dependent on market conditions at the time we raise such capital.  No assurance can be given that we will be successful in obtaining new sources of capital on terms that are acceptable to us, particularly given continuing market conditions.

Upstream

We are required under our $125.0 million Amended and Restated Indirect Participation Agreement (“IPI Agreement”) of 2005 to drill eight exploration wells.  We have drilled four wells to date.  As at March 31, 2010, we are committed to spend a further $83.0 million as a condition of renewal of our petroleum prospecting and retention licenses up to 2014.  Of this $83.0 million commitment, as at March 31, 2010, management estimates that $46.5 million would be used to drill the final four wells and satisfy the commitments in relation to the Amended and Restated IPI Agreement of February 2005.

We will need to raise additional funds in order for us to complete the programs and meet our exploration commitments.  Therefore, we must extend or secure sufficient funding through renewed borrowings, equity raising and or asset sales to enable the availability of sufficient cash to meet these obligations over time and complete these long term plans.  No assurances can be given that we will be successful in obtaining new sources of capital on terms acceptable to us, particularly given the current market conditions.

We will also be required to obtain substantial amounts of financing for the development of Elk and Antelope fields, condensate stripping plant and delivery of gas to the LNG Project and it would take a number of years to complete these projects.  In the event that the commercial viability of these projects are established, we plan to use a combination of debt, equity and the partial sale of capitalized properties to raise adequate capital. Subsequent to quarter end, the Pre-FEED analysis for the Condensate Stripping Project was completed and on April 15, 2010 we signed a preliminary works joint venture and preliminary works financing agreement with Mitsui & Co Ltd for the condensate stripping venture for the Elk and Antelope fields.  We are also progressing the Upstream assets sell down process with the bidding process being currently undertaken.

The availability and cost of various sources of financing is highly dependent on market conditions at the time and we can provide no assurances that we will be able to obtain such financing or conduct such sales on terms that are acceptable.

Management Discussion and Analysis INTEROIL CORPORATION	21

Midstream - Refining

We believe that we will have sufficient funds from our operating cash flows to pay our estimated capital expenditures associated with our Midstream – Refining segment in 2010.  We also believe cash flows from operations will be sufficient to cover the costs of operating our refinery and the financing charges incurred under our crude import facility.  Should there be a major deterioration in refining margins, our refinery may not generate sufficient cash flows to cover all of the interest and principal payments under our secured loan agreements.  As a result, we may be required to raise additional capital and/or refinance these facilities in the future.  No assurances can be given that we will be able to do so on acceptable terms.

Midstream - Liquefaction

We and our current joint venture partner in the LNG Project - Pacific LNG Operations Limited, are currently in the process of inviting bids from industry majors and other interested parties to participate in the LNG Project as a joint venture partner.

Completion of any liquefaction facility will require substantial amounts of financing and construction will take a number of years to complete.  As a joint venture partner in the project, if the project proceeds, we would be required to fund our share of the development costs.  No assurances can be given that we will be able to source sufficient gas, successfully construct such a facility, or as to the timing of such construction.  The availability and cost of capital is highly dependent on market conditions and our circumstances at the time we raise such capital.

Downstream

We believe on the basis of current market conditions and the status of our business that our cash flows from operations will be sufficient to meet our estimated capital expenditures for our wholesale and retail distribution business segment for 2010.

Contractual Obligations and Commitments

The following table contains information on payments required to meet contracted obligations due for each of the next five years and thereafter.  It should be read in conjunction with our financial statements for the quarter ended March 31, 2010 and the notes thereto:

	Payments Due by Period
Contractual obligations ($ thousands)	Total	Less than 1 year	1 - 2 years	2 - 3 years	3 - 4 years	4 - 5 years	More than 5 years
Secured loan (3)	53,500	9,000	9,000	9,000	9,000	9,000	8,500
Indirect participation interest (1)	1,384	540	844	-	-	-	-
PNG LNG Inc. Joint Venture (proportionate share of commitments)	30	28	2	-	-	-	-
Petroleum prospecting and retention licenses (2)	83,000	4,500	9,500	20,000	14,850	34,150	-
Total	137,914	14,068	19,346	29,000	23,850	43,150	8,500
(1)
These amounts represent the estimated cost of completing our commitment to drill exploration wells under our indirect participation interest agreement entered into in July 2003 (Indirect Participation Interest - PNGDV).  See Note 19 to our financial statements for the quarter ended March 31, 2010.

(2)
The amount pertaining to the petroleum prospecting and retention licenses represents the amount we have committed as a condition on renewal of these licenses.  Of this $83.0 million commitment, as at March 31, 2010, management estimates that $46.5 million would satisfy the commitments in relation to the IPI investors

(3)
This excludes the contractual interest payments on the principal amount. The effective interest rate on this loan for the quarter ended March 31, 2010 was 6.75%.  The annual effective interest rate will be applied to the outstanding balance for the contractual interest payment calculation.

Management Discussion and Analysis INTEROIL CORPORATION	22

Off Balance Sheet Arrangements

Neither during the quarter, nor as at March 31, 2010, did we have any off balance sheet arrangements or any relationships with unconsolidated entities or financial partnerships.

Transactions with Related Parties

Petroleum Independent and Exploration Corporation, a company owned by Mr. Mulacek, our Chairman and Chief Executive Officer, earned management fees of $37,500 during the quarter ended March 31, 2010 (March 2009 - $37,500).  This management fee relates to Petroleum Independent and Exploration Corporation acting as the General Manager of one of our subsidiaries, S.P. InterOil LDC, in compliance with OPIC loan requirements.

Breckland Limited, a company controlled by Mr. Roger Grundy, one of our directors, provides technical and advisory services to us on normal commercial terms.  Amounts paid or payable to Breckland for technical services during the quarter ended March 31, 2010 amounted to $21,923 (March 2009 - $nil).

Share Capital

Our authorized share capital consists of an unlimited number of common shares and unlimited number of preferred shares, of which 1,035,554 series A preferred shares are authorized.  As of March 31, 2010, we had 43,705,654 common shares (45,957,701 common shares on a fully diluted basis) and no preferred shares outstanding.  The dilutive instruments outstanding as at March 31, 2010 includes employee stock options and restricted stock in respect of 1,719,900 common shares, IPI conversion rights to 527,147 common shares, and 5,000 common shares able to be issued to Petroleum Independent and Exploration Corporation in exchange for the 5,000 shares it holds in our subsidiary, S.P. InterOil LDC.

Derivative Instruments

Our revenues are derived from the sale of refined products.  Prices for refined products and crude feedstocks can be volatile and sometimes experience large fluctuations over short periods of time as a result of relatively small changes in supplies, weather conditions, economic conditions and government actions.  Due to the nature of our business, there is always a time difference between the purchase of a crude feedstock and its arrival at the refinery and the supply of finished products to the various markets.

Generally, we purchase crude feedstock two months in advance, whereas the supply/export of finished products will take place after the crude feedstock is discharged and processed.  Due to the fluctuation in prices during this period, we use various derivative instruments as a tool to reduce the risks of changes in the relative prices of our crude feedstocks and refined products.  These derivatives, which we use to manage our price risk, effectively enable us to lock-in the refinery margin such that we are protected in the event that the difference between our sale price of the refined products and the acquisition price of our crude feedstocks contracts is reduced.  Conversely, when we have locked-in the refinery margin and if the difference between our sales price of the refined products and our acquisition price of crude feedstocks expands or increases, then the benefits would be limited to the locked-in margin

The derivative instrument which we generally use is the over-the-counter (OTC) swap.  The swap transactions are concluded between counterparties in the derivatives swaps market, unlike futures which are transacted on the International Petroleum Exchange (“IPE”) and Nymex Exchanges.  We believe these hedge counterparties to be credit worthy.  It is common place among refiners and trading companies in the Asia Pacific market to use derivatives swaps as a tool to hedge their price exposures and margins.  Due to the wide usage of derivatives tools in the Asia Pacific region, the swaps market generally provides sufficient liquidity for the hedging and risk management activities.  The derivatives swap instrument covers commodities or products such as jet and kerosene, diesel, naphtha, and also bench-mark crudes such as Tapis and Dubai.  Using these tools, we actively engage in hedging activities to lock in margins.  Occasionally, there is insufficient liquidity in the crude swaps market and we then use other derivative instruments such as Brent futures on the IPE to hedge our crude costs.

Management Discussion and Analysis INTEROIL CORPORATION	23

At March 31, 2010, we had a net payable of $534,000 (March 2009 – net payable of $265,400) relating to commodity hedge contracts.  Of this total, a payable of $nil (March 2009 - $nil) relates to hedge accounted contracts as at March 31, 2010 and a payable of $534,000 (March 2009 – payable of $265,400) relates to outstanding derivative contracts for which hedge accounting was not applied or had been discontinued.

The gain on hedges for which final pricing will be determined in future periods was $nil (March 2009 - $12.1 million and was included in comprehensive income).

No gain was recognized from the effective portion of priced out hedge accounted contracts for the quarter ended March 31, 2010 (March 2009 – profit of $5.1 million), and a loss of $0.9 million was recognized on the non-hedge accounted derivative contracts and the ineffective portion of hedge accounted contracts for the quarter ended March 31, 2010 (March 2009 – profit of $1.3 million).

For a detailed description of our current derivative contracts as of March 31, 2010, see Note 7 to our financial statements for the quarter ended March 31, 2010.

RISK FACTORS

Our business operations and financial position are subject to a range of risks.  A summary of the key risks that may impact upon the matters addressed in this document have been included under section “Legal Notice – Risk Factors and Forward Looking Statements” above.  Detailed risk factors can be found under the heading “Risk Factors” in our 2009 Annual Information Form available at www.sedar.com.  Other than as set forth below, there have not been any changes to our risk factors.

The implementation of a new ERP system could cause a financial statement error not to be detected:

We are in the process of implementing a new ERP system to replace our current system, in line with our growth objectives.  This new system will result in changes to our internal controls over financial reporting, including disclosure controls and procedures.  The possibility exists that the migration to new ERP system could adversely affect the effectiveness of our internal controls over financial reporting.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in accordance with GAAP requires our management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes.  For a discussion of those accounting policies, please refer to our Management’s Discussion and Analysis for the year ended December 31, 2009, in conjunction with Note 2 of the notes to our consolidated financial statements for the year ended December 31, 2009, available at www.sedar.com which summarizes our significant accounting policies.

NEW ACCOUNTING STANDARDS

For a discussion of the new accounting standards to be used by us in 2010, please refer to our Management’s Discussion and Analysis for the year ended December 31, 2009 available at www.sedar.com.

Management Discussion and Analysis INTEROIL CORPORATION	24

Based on the detailed review conducted by the Company of the new CICA sections, or revisions to current sections, that are effective for the year beginning January 1, 2010, no items have been identified as having any material impact on the Company’s financial statements.

Changeover to International Financial Reporting Standards (“IFRS”)

The Accounting Standards Board (“AcSB”) announced its intention to adopt International Financial Reporting Standards (“IFRS”) as Canadian GAAP, effective January 1, 2011.  In anticipation of the change, the AcSB is   revising certain Canadian accounting standards to conform to IFRS in advance of the 2011 implementation date.  The required change to IFRS is mandatory for all Canadian publicly accountable entities, which includes those with public debt.

The SEC currently allows foreign private issuers using IFRS as their primary GAAP to not provide reconciliation to U.S. GAAP in their financial statements.

We will adopt IFRS as per the guidelines issued by AcSB and report under IFRS effective January 1, 2011 with comparative IFRS numbers for 2010.

We have an IFRS Steering Committee working under the oversight of the Audit Committee monitoring the IFRS transition plan.  Based on the work performed on evaluating key differences between Canadian GAAP and IFRS as applicable to us, no major differences have yet been noted that would have any significant effect on transition to IFRS.  As a result of this assessment, we do not expect that there will be a significant impact on us in relation to our systems and internal controls.

We will continue to monitor the revisions being made by AcSB to the Canadian accounting standards to conform to IFRS in advance of the 2011 implementation date.  Any revisions that will result in a change in the accounting policy of InterOil, on adoption of IFRS effective January 1, 2011, will be disclosed as policy changes in the financial statements.

The areas in which we anticipate revisions to accounting standards prior to the IFRS adoption date of January 1, 2011 that may affect InterOil’s accounting policies are:

-
Oil and Gas industry specific accounting under IFRS or Canadian GAAP is currently not as comprehensive as the guidance provided under U.S. GAAP accounting for industry specific oil and gas transactions. International Accounting Standards Board (“IASB”) has commenced a project to publish guidelines on accounting for oil and gas transactions, which may be different from the current guidelines under U.S. GAAP.

-
Section 3055 - Joint Venture Interests under Canadian GAAP differs from similar guidance under IAS 31 as IAS 31 permits the use of either the proportionate consolidation method or the equity method to account for joint ventures.  IASB has commenced a project to remove the option for accounting for interests in jointly controlled entities using the proportionate consolidation method.  InterOil currently uses proportionate consolidation for accounting for the LNG joint venture under Canadian GAAP, and equity accounting for the same under U.S. GAAP.

-
Other areas that are being monitored include property plant and equipment measurement and impairment, measurement and recognition of provisions, enterprises in development stage, and the optional exemptions available under IFRS 1 which provides a mandatory framework for first time adopters which supersedes the transitional provisions of individual standards.

We have reviewed current guidance under IFRS 1 – ‘First-time Adoption of International Financial Reporting Standards’ in relation to the transitional provisions on ‘Exceptions to the retrospective application to other IFRSs’ and ‘Exemptions from other IFRSs’, and noted no major differences that would have any significant effect on transition to IFRS based on optional elections that we are proposing to make under this standard.

Management Discussion and Analysis INTEROIL CORPORATION	25

NON-GAAP MEASURES AND RECONCILIATION

Gross Margin is a non-GAAP measure and is “sales and operating revenues” less “cost of sales and operating expenses”.  The following table reconciles sales and operating revenues, a GAAP measure, to Gross Margin:

Consolidated – Operating results	Quarter ended March 31,
($ thousands)	2010	2009
Midstream – Refining	151,986	145,500
Downstream	109,436	78,400
Corporate	6,395	4,819
Consolidation Entries	(90,366)	(67,879)
Sales and operating revenues	177,450	160,840
Midstream – Refining	(141,413)	(121,439)
Downstream	(100,875)	(73,630)
Corporate (1)	-	-
Consolidation Entries	83,687	58,659
Cost of sales and operating expenses	(158,600)	(136,411)
Midstream – Refining	10,573	24,061
Downstream	8,561	4,770
Corporate (1)	6,395	4,819
Consolidation Entries	(6,679)	(9,220)
Gross Margin	18,850	24,429
(1) Corporate expenses are classified below the gross margin line and mainly relates to ‘Office and admin and other expenses’ and ‘Interest expense’.

EBITDA represents our net income/(loss) plus total interest expense (excluding amortization of debt issuance costs), income tax expense, depreciation and amortization expense.  EBITDA is used by us to analyze operating performance.  EBITDA does not have a standardized meaning prescribed by United States or Canadian generally accepted accounting principles and, therefore, may not be comparable with the calculation of similar measures for other companies.  The items excluded from EBITDA are significant in assessing our operating results.  Therefore, EBITDA should not be considered in isolation or as an alternative to net earnings, operating profit, net cash provided from operating activities and other measures of financial performance prepared in accordance with GAAP.  Further, EBITDA is not a measure of cash flow under GAAP and should not be considered as such.  For reconciliation of EBITDA to the net income (loss) under GAAP, refer to the following table.

Management Discussion and Analysis INTEROIL CORPORATION	26

The following table reconciles net income (loss), a GAAP measure, to EBITDA, a non-GAAP measure for each of the last eight quarters.

Quarters ended	2010	2009				2008
($ thousands)	Mar-31	Dec-31	Sep-30	Jun-30	Mar-31	Dec-31	Sep-30	Jun-30
Upstream	(1,964)	574	(29,097)	(669)	(469)	(2,483)	231	10,164
Midstream – Refining	4,402	8,492	8,199	14,134	14,747	(13,976)	17,516	16,329
Midstream – Liquefaction	(563)	(1,200)	(2,119)	(1,379)	(2,361)	(2,501)	(1,570)	(1,784)
Downstream	4,492	4,391	6,542	4,150	3,241	(7,244)	610	7,893
Corporate	4,402	1,765	1,980	1,897	3,051	226	764	(2,155)
Consolidation Entries	(5,910)	(4,884)	(4,092)	(278)	(7,285)	(2,866)	(737)	(3,093)
Earnings before interest, taxes, depreciation and amortization	4,859	9,138	(18,587)	17,855	10,924	(28,844)	16,814	27,354
Subtract:
Upstream	(4,080)	(4,056)	(2,164)	(1,563)	(1,552)	(1,345)	(1,137)	(841)
Midstream – Refining	(1,731)	(1,973)	(1,682)	(1,709)	(1,786)	(2,771)	(2,113)	(2,263)
Midstream – Liquefaction	(342)	(379)	(348)	(333)	(158)	(65)	(63)	(60)
Downstream	(800)	(930)	(1,045)	(1,013)	(1,142)	(2,232)	(885)	(715)
Corporate	(20)	(27)	-	(1,600)	(2,325)	(2,320)	(2,484)	(2,871)
Consolidation Entries	5,687	5,905	3,823	3,141	2,923	2,866	2,636	1,821
Interest expense	(1,286)	(1,460)	(1,416)	(3,077)	(4,040)	(5,867)	(4,046)	(4,929)
Upstream	-	-	-	-	-	-	-	-
Midstream – Refining	(173)	14,316	-	-	-	0	-	-
Midstream – Liquefaction	0	(8)	(3)	(32)	(12)	(12)	(25)	(49)
Downstream	(2,361)	(411)	(1,398)	(733)	(485)	4,297	82	(3,212)
Corporate	(797)	1,340	(339)	(800)	(359)	(163)	(21)	(123)
Consolidation Entries	0	(3)	(1)	(2)	(2)	4	(3)	(2)
Income taxes and non-controlling interest	(3,331)	15,234	(1,741)	(1,567)	(858)	4,126	33	(3,386)
Upstream	(138)	(144)	(132)	(150)	(112)	(175)	(134)	(135)
Midstream – Refining	(2,572)	(2,765)	(2,755)	(2,801)	(2,611)	(2,742)	(2,742)	(2,723)
Midstream – Liquefaction	(6)	(7)	(10)	(20)	(20)	(19)	(19)	(16)
Downstream	(660)	(679)	(658)	(662)	(651)	(722)	(693)	(582)
Corporate	(41)	(43)	(40)	(174)	(18)	(19)	(18)	(16)
Consolidation Entries	32	33	33	32	32	33	33	33
Depreciation and amortisation	(3,385)	(3,605)	(3,562)	(3,775)	(3,380)	(3,644)	(3,573)	(3,439)
Upstream	(6,182)	(3,626)	(31,392)	(2,382)	(2,134)	(4,003)	(1,039)	9,188
Midstream – Refining	(74)	18,071	3,762	9,624	10,349	(19,490)	12,660	11,345
Midstream – Liquefaction	(911)	(1,593)	(2,481)	(1,764)	(2,551)	(2,596)	(1,677)	(1,910)
Downstream	671	2,371	3,440	1,742	964	(5,900)	(886)	3,384
Corporate	3,544	3,034	1,601	(677)	350	(2,276)	(1,759)	(5,165)
Consolidation Entries	(191)	1,050	(236)	2,893	(4,332)	38	1,929	(1,241)
Net profit/(loss) per segment	(3,143)	19,307	(25,306)	9,436	2,646	(34,227)	9,228	15,601
(1)	The inter-company interest charges have been restated for quarter ended March 31, 2008 and June 30, 2008 to reflect transfer of certain inter-company loan balances to inter-company investments.
(2)
During the year, the Company has transferred notional interest cost from Corporate segment to the Upstream and Midstream – Liquefaction segments to reflect a more accurate view of its segment results.  The prior year comparatives have been reclassified to conform to the current classification.

Management Discussion and Analysis INTEROIL CORPORATION	27

PUBLIC SECURITIES FILINGS

You may access additional information about us, including our Annual Information Form for the year ended December 31, 2009, in documents filed with the Canadian Securities Administrators at www.sedar.com, and in documents, including our Form 40-F, filed with the U.S. Securities and Exchange Commission at www.sec.gov.  Additional information is also available on our website www.interoil.com.

DISCLOSURE CONTROLS AND PROCEDURES

The Company has implemented disclosure controls and procedures, as defined in National Instrument 52-109-Certification of Disclosure in Issuer’s Annual and Interim Filings (“NI 52-109”), to ensure that information required to be disclosed by the Company is accumulated and communicated to the Company’s management, as appropriate, to allow timely decisions regarding required disclosures. Management is also responsible for establishing and maintaining adequate internal control over the Company’s financial reporting.

For further details on our disclosure controls and procedures, please refer to our Management’s Discussion and Analysis for the year ended December 31, 2009 available at www.sedar.com.

GLOSSARY OF TERMS

Barrel, Bbl  Unit volume measurement used for petroleum and its products, equivalent to 42 U.S. gallons.

BNP Paribas  BNP Paribas Capital (Singapore) Limited.

Condensate  A component of natural gas which is a liquid at surface conditions.

Crude Oil A mixture consisting mainly of pentanes and heavier hydrocarbons that exists in the liquid phase in reservoirs and remains liquid at atmospheric pressure and temperature. Crude oil may contain small amounts of sulphur and other non-hydrocarbons but does not include liquids obtained from the processing of natural gas.

EBITDA  Earnings before interest, taxes, depreciation and amortization. EBITDA represents net income/(loss) plus total interest expense (excluding amortization of debt issuance costs), income tax expense, depreciation and amortization expense.  EBITDA is used to analyze operating performance.

Feedstock  Raw material used in a processing plant.

GAAP  Generally accepted accounting principles.

Gas  A mixture of lighter hydrocarbons that exist either in the gaseous phase or in solution in crude oil in reservoirs but are gaseous at atmospheric conditions. Natural gas may contain sulphur or other non-hydrocarbon compounds.

ICCC  Independent Consumer and Competition Commission.  The statutory competition authority in Papua New Guinea.

IPP  Import Parity Price. For each refined product produced and sold locally in Papua New Guinea, IPP is calculated by adding the costs that would typically be incurred to import such product to the average posted price for such product in Singapore as reported by Platts.  The costs that are added to the reported Platts price include freight costs, insurance costs, landing charges, losses incurred in the transportation of refined products, demurrage and taxes.

Management Discussion and Analysis INTEROIL CORPORATION	28

IPI Indirect Participation Interest.  These interests are held by various investors pursuant to pareticipation interest agreements entered into in 2003, 2004 and 2005 and identified more fully in our Annual Information Form.

Joint Venture Company or PNG LNG means PNG LNG, Inc., a joint venture company established in 2007, and now owned by InterOil LNG Holdings Inc., an affiliate of InterOil, and Pacific LNG Operations Ltd. to construct the proposed LNG plant.

LIBOR  Daily reference rate based on the interest rates at which banks borrow unsecured funds from banks in the London wholesale money market.

LNG  Liquefied natural gas.  Natural gas converted to a liquid state by pressure and severe cooling, and then returned to a gaseous state to be used as fuel.  LNG is moved in tankers, not via pipelines.  LNG, which is predominantly artificially liquefied methane, is not to be confused with NGLs, natural gas liquids, which are heavier fractions that occur naturally as liquids

LNG Project  The potential development by us of a liquefied natural gas processing facility in Papua New Guinea described as our Midstream Liquefaction business segment and being undertaken as a joint venture with Pacific LNG Operations Ltd through a joint venture company PNG LNG Inc.

LSWR   Low Sulphur Waxy Residue.

Naphtha That portion of the distillate obtained in the refinement of petroleum which is an intermediate between the lighter gasoline and the heavier benzene, has a specific gravity of about 0.7, and is used as a solvent for varnishes, illuminant, and other similar products.

Natural gas  A naturally occurring mixture of hydrocarbon and non-hydrocarbon gases found in porous geological formations beneath the earth's surface, often in association with petroleum.  The principal constituent is methane.

PDL   Petroleum Development License.  The right granted by the State to develop a field for commercial production.

PGK the Kina, Currency of Papua New Guinea.

PPL  Petroleum Prospecting License.  The tenement given by the State to explore for oil and gas.

PRL  Petroleum Retention License.  The tenement given by the Independent State of Papua New Guinea to allow the licensee holder to evaluate the commercial and technical options for the potential development of an oil and/or gas field.

State or PNG means the Independent State of Papua New Guinea.

USD  United States Dollars.

Management Discussion and Analysis INTEROIL CORPORATION	29